Mail Stop 3010

January 28, 2010

Mr. Richard J. Smith
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, MI 48334

   Re: **Ramco-Gershenson Properties Trust**
      Form 10-K for the year ended December 31, 2008
      Filed March 11, 2009
      File No. 001-10093

Dear Mr. Smith:

   We have reviewed your response letter dated January 5, 2010, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Accounting for the Impairment of Long-Lived Assets and Equity Instruments, page F-8

1. We note your response to prior comment 2. You told us which properties were tested for impairment and that you determined they were not impaired. In future filings please consider expanding the discussion in your MD&A to describe the significant assumptions and estimates used in your determination that the undiscounted future cash flows associated with each property were in excess of the carrying value of each property and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and estimates. Please consider discussing properties that are at risk of

being impaired and disclosing the percentage by which the undiscounted future cash flows exceed the carrying amounts. Please provide us with your proposed future disclosure for your 2009 Form 10-K, if applicable, and see Section V of Interpretive Release No. 33-8350 for reference.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant